UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42501

EPWK HOLDINGS LTD.

(Translation of registrant’s name into English)

Building #2, District A, No. 359 Chengyi Road

The third phase of Xiamen Software Park

Xiamen City, Fujian Province

The People’s Republic of China, 361021

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Notice of Receipt of Nasdaq Deficiency Letters

On July 23, 2025, EPWK Holdings Ltd. (the “Company”) received three deficiency letters from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the continued listing requirements set forth in the Nasdaq Listing Rules for the Nasdaq Global Market, as follows:

1.	Minimum Bid Price Requirement: The Company failed to comply with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) because the bid price of the Company’s Class A ordinary shares was below $1.00 for 31 consecutive business days. The Company has a 180-calendar day compliance period, expiring on January 19, 2026, to regain compliance.

2.	Market Value of Listed Securities (MVLS): The Company failed to comply with Nasdaq Listing Rule 5450(b)(2)(A), as the market value of its listed securities was below $50 million for 32 consecutive business days. The Company has until January 19, 2026, to regain compliance.

3.	Market Value of Publicly Held Shares (MVPHS): The Company failed to comply with Nasdaq Listing Rule 5450(b)(2)(C), as the market value of publicly held shares was below $15 million for 31 consecutive business days. The compliance period for this deficiency also expires on January 19, 2026.

The letters do not immediately impact the listing or trading of the Company’s Class A ordinary shares on the Nasdaq Global Market. The Company intends to actively monitor the market value and bid price of its securities and will consider all available options to regain compliance within the applicable compliance periods.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements regarding the Company’s intent, belief or current expectations, including, but not limited to, statements regarding the Company’s plans or expectations to regain compliance with Nasdaq listing requirements and the potential impact of the deficiency notices. These statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the Company’s ability to regain and maintain compliance with Nasdaq listing standards, general economic and market conditions, and other factors detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPWK Holdings Ltd.

By:	/s/ Guohua Huang
Name:	Guohua Huang
Title:	Chief Executive Officer

Date: July 28, 2025

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